Exhibit 99.1

ParaZero Strengthens Leadership with the Appointment of Senior UAV and Defense Executive as CEO

Kfar Saba, Israel, July 14, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems, announced the appointment of Mr. Ariel Alon, a seasoned executive to the role of Chief Executive Officer, effective immediately.

Mr. Alon is an experienced executive with a proven track record of leading and managing high-performing local and global business teams across multiple sectors, including unmanned aircraft systems, finance, high-tech, defense, government ministries, and distribution companies in Israel, the U.S., EMEA, and APAC.

Since 2023, Mr. Alon has served as the chief sales officer of Aerodrome Group and the chief executive officer of its subsidiary, Aerodrome LTD. This aerial intelligence company is transforming the way organizations utilize data collected through drones and UAVs, where he led and managed all aspects of the company’s operations.

Additionally, from 2020 to 2023, Mr. Alon held the position of vice president of sales and general manager for Israel at Voyager Labs, an AI cybersecurity company, where he directed the company’s sales strategies, business development initiatives, marketing efforts, complex projects, and significant tenders.

From 2019 to 2020, Mr. Alon was the Israeli country manager for Atos (EPA: ATO), a multinational information technology service and consulting company, where he managed all Israeli operations and facilitated the expansion of global operations through innovative solutions developed in Israel.

Before these positions, Mr. Alon held various senior business development and sales roles at several defense, cybersecurity, and technology companies, including Elbit Systems (NASDAQ: ESLT) and Rafael Advanced Defense Systems. Mr. Alon earned a B.A. in business administration and an M.B.A. in finance and marketing, from the Ruppin Academic Center in Israel.

ParaZero also extends its sincere gratitude to outgoing CEO Boaz Shetzer for his dedicated leadership and significant contributions to the company during his tenure. ParaZero’s board of director thanks Mr. Shetzer for his vision and commitment, and wishes him the very best in his future endeavors.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com